PART II

Item 1.	Business

CW was founded as a Texas corporation by Christopher Williams and began operations in 2011. It reincorporated in Wyoming as a C corporation in April 2018. CW supplies and distributes Biodiesel, Biodiesel Blends, Ultra Low Sulfur Diesel and Gasoline Blends to distributors and end-users. It intends on being involved in blending fuels and selling directly to consumers using fuel stations at convenience stores when it has the resources to do so.

The various aspects of CW’s business and plans are:

Trading/Delivering of Fuels – involves CW sending a truck to a fuel rack/terminal where it picks up the fuel and delivers it to customers. The customers include retailers, convenience stores that also sell gasoline and diesel fuel and fuel distributors that deliver to their own customers.

CW delivers regular gasoline, diesel fuel and biodiesel fuel. It also can deliver nonethanol fuel that uses isobutanol in place of ethanol in Reformulated Gasoline Markets (see paragraph below). If the fuel to be delivered is a biofuel or needs other blending, CW’s truck goes to a blending station to obtain the fuel needed for the blend. The blending is done in the truck and then delivered.

Much of the fuel currently delivered by CW needs to be blended. Reformulated gasoline (RFG) is gasoline blended to burn more cleanly than conventional gasoline and to reduce smog-forming and toxic pollutants in the air we breathe. The RFG program was mandated by Congress in the 1990 Clean Air Act amendments. RFG is required in cities with high smog levels and is optional elsewhere. RFG is currently used in 17 states and the District of Columbia. About 30 percent of gasoline sold in the U.S. is reformulated. The Houston-Galveston-Brazoria nonattainment area is required by the Clean Air Act Amendments of 1990 to use RFG. This eight-county area includes Brazoria, Chambers, Fort Bend, Galveston, Harris, Liberty, Montgomery, and Waller Counties. These are the principal areas where CW has operated since its inception.

CW has an inventory position at Magellan Terminals and is seeking fuel inventory positions at other terminals and pipelines. The various Terminals require a user to maintain agreed upon amounts of inventory with the terminal. However, CW’s limited resources have limited its ability to make use of these large terminals and pipelines, since large purchases are standard for most terminals.

CW payments to its vendors range from prepayment to net ten-day payments. It bills its customers on a comparable basis.

Currently CW owns two trucks and five trailers. Christopher Williams negotiates all contracts with customers.

CW’s plans for the future consist of increasing the number of trucks and having the resources to make large shipments through the pipelines. In addition, it plans to:

Open a Specialty Bending Facility – which would be opened near a major fuel rack facility. It would allow CW to blend biodiesel with diesel fuel needed by our retail customers. It would also permit distributors that pickup diesel fuel from the fuel rack terminal to do the same thing which will provide another source of revenue. Construction of this facility, which will look like the photo below, will probably cost in the range of $1,500,000 for land, equipment and site work.

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Convenience Stores – The plan includes opening convenience stores that will have fuel islands in their parking lots. The locations of these stores will be in areas inside of the RFG requirement zones and areas near the Gulf of Mexico or lakes used by boat owners. Boat owners often prefer to use non-ethanol fuel because it is more stable and means less engine maintenance costs if the boat is idle for periods of time. These fuels are a bit more profitable for the retailer as well.

CW will provide all the fuels sold at these convenience stores and initially engage contract management to manage the retail side of the convenience stores.

No assurances can be given as to the likely success that CW will have in implementing its plans or, if successful, the timing that it will require.

Regulations and Licenses

CW has State and EPA licenses to sell, ship and blend products in many states as follows:

Licensed to Sell Motor Fuel in:

Texas: Supplier of Diesel Fuel and Gasoline

Louisiana: Supplier of Diesel Fuel and Gasoline

Oklahoma: Exporter, Wholesaler, Fuel Vendor

California: Supplier Diesel Fuel and Gasoline

New Jersey: Supplier of Motor Fuels

Pennsylvania – Class 1 Refiner/Wholesaler (All Fuels)

Maryland – Class B Gasoline Dealer

Colorado – Diesel Fuel

Arizona – Supplier of Diesel Fuel and Gasoline

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Federal Licenses: IRS 637 (Excise Tax) “S” Position Holder, “M” Blender & “AL” Alternative Fueler

Shipper Refined Products:	Magellan South and Mountain Systems
Kinder Morgan SFPP Pipeline

EPA Registered Activities #6026: Renewable Fuels Exporter/Oxygenate Blender/Refiner

EPA Licensed Isobutanol Additive Gasoline Blender

Position Holder: (Gasoline & Diesel Fuel)

Magellan Midstream Terminal – East Houston

7901 Wallisville Rd

Houston, TX 77029

Terminal Control# T-76-TX-2831

Competition

There are numerous companies that compete with CW. Many of these companies have significantly greater financial resources and name recognition than does CW. CW competes by offering customers and potential customers direct contact with senior management. In that way, it can deal with customer issues, needs and concerns quickly. CW cannot offer any assurances as to the likelihood of succeeding in its efforts.

Employees

CW currently has two fulltime employees including Christopher Williams. They devote 100% of their time to us. Graham Williams works part-time. We currently use contractors to perform all other needed work. Mr. Williams does not have an employment agreement. Most of his compensation has been accrued and has not yet been paid. If and when revenue increases, we will consider hiring full-time employees and enter into employment agreements with Mr. Williams.

Facilities

The Company’s address is 23501 Cinco Ranch Blvd., Ste H120 - #325, Katy, Texas 77494. The office space used by CW is provided by Christopher Williams. Its telephone number is (713) 857-8142.

Litigation

CW is not party to any pending, or to our knowledge, threatened litigation of any type.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management believes that, with a more than doubling of sales to $6.5 Million in 2019 vs $2.2 Million in 2018, the company is now positioned for future growth with its recent listing, in December 2019, on the OTC Markets OTCQB under the symbol CWPE. This listing should give the company more access to Private Equity providers, thus enabling the company to accelerate its growth in the coming years. The company’s long-term goal is be listed on the NASDAQ so that it can provide greater market exposure for its shareholders.

In 2019, the company would have shown a profit of $159,095 had it not been for a non-cash expense of $206,250 due to the issuance of shares to certain contractors in lieu of cash.

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Management believes that the company is on track to expand its’ sales of Biodiesel, Gasoline, Diesel Fuel and Specialty Fuel Blends by utilizing the company’s own trucking operation, and trading on various Pipelines it is approved to ship refined products.

Under SEC Regulation 1-A rules for financial reporting, the company is obligated to file unaudited semi-annual and audited annual financial statements.

Note Regarding Forward-Looking Statements

Certain matters discussed herein are forward-looking statements. Such forward-looking statements contained in this annual report involve risks and uncertainties, including statements as to:

●	our future operating results,
●	our business prospects,
●	our contractual arrangements and relationships with third parties,
●	the dependence of our future success on the general economy and its impact on the industries in which we may be involved,
●	the adequacy of our cash resources and working capital, and
●	other factors identified in our filings with the SEC, press releases, if any and other public communications.

These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this offering circular and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provide information which management believes to be relevant to an assessment and understanding of the Company’s results of operations and financial condition. This discussion should be read together with the Company’s financial statements and the notes to financial statements, which are included in this offering circular.

This management’s discussion and analysis or plan of operation should be read in conjunction with the financial statements and notes thereto of the Company included elsewhere in this offering circular. Because of its nature of a development stage company, the reported results will not necessarily reflect the future.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	Have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	Comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	Submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	Disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

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In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of

1.	The last day of the first fiscal year in which our total annual gross revenues exceed $1 billion,

2.	The date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or

3.	The date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Uncertainties

Our independent auditors added an emphasis paragraph to their audit report addressing our ability to continue to operate as a going concern. We consider this the only significant uncertainty impacting our business. The shareholders have committed to devoting sufficient resources to assure that the Company continues operating as a going concern for an indefinite period.

Operations

Our revenue for the year ended December 31, 2019 was approximately $6.5 million, a 196% increase from the prior year revenue of $2.2 million. We recognized $24,387 in bonuses or rebates in 2019 as opposed to $129,051 in 2018.

Cost of revenue amounted to approximately $5.5 million for the year ended December 31, 2019, a 225% increase from the prior year total of $1.7 million.

Our gross margin on total costs of revenue amounted to approximately $1.1 million in 2019, a 104% increase from the prior year total of approximately $518,642 thousand.

For the year ended December 31, 2019, we experienced a net loss of approximately $47,000 a $201,000 decrease from 2018 loss of approximately $248,000, resulting primarily from the significant increase in our gross margin.

Liquidity

CW has no committed sources of funds and will be dependent on funds provided or obtained by Christopher Williams until other sources of funds are obtained. Mr. Williams’ ability to provide funds is very limited.

On December 31, 2019, our cash balance amounted to approximately $248,000 compared to approximately $180,000 at the end of 2018. Our net working capital has increased marginally.

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Cash Flow

Our cash generated from operations amounted to approximately $215,000 in 2019, a 11% decrease from approximately $241,000 in 2018.

During 2019, our cash used in investing activities amounted to approximately $27,000, a 706% increase over approximately $3,000 in 2018, primarily from the acquisition of assets with no offsets for dispositions.

Cash used in financing activities in 2019 amounted to approximately $120,000, generated primarily from $120,000 in principal payments on debt; compared to approximately $86,000 in 2018, generated primarily from $90,000 in principle debt payments.

Trends

Our only trend information relates to the price of oil. We have a limited capacity of inventory storage and containment facilities which limited our revenue capacity. Therefor increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Recently Issued Accounting Pronouncements

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company adopted the standard on January 1, 2019. The Company does not have any long-term lease as of December 31, 2019, as such the adoption of the standard has no impact on the Company’s financial statement and disclosures.

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The new guidance is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The Company adopted the standard on January 1, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. The amendment provides guidance on accounting for the impact of the Tax Cuts and Jobs Act (the “Tax Act”) and allows entities to complete the accounting under ASC 740 within a one-year measurement period from the Tax Act enactment date. This standard is effective upon issuance. The Tax Act has several significant changes that impact all taxpayers, including a transition tax, which is a one-time tax charge on accumulated, undistributed foreign earnings. The calculation of accumulated foreign earnings requires an analysis of each foreign entity’s financial results going back to 1986. The Company adopted the standard upon issuance. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The guidance permits entities to reclassify tax effects stranded in Accumulated Other Comprehensive Income as a result of tax reform to retained earnings. This new guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted in annual and interim periods and can be applied retrospectively or in the period of adoption. The Company adopted the standard on January 1, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

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In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when a change to the terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the fair value, vesting condition or the classification of the award is not the same immediately before and after a change to the terms and conditions of the award. The new guidance is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The Company adopted the standard on January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Since ASU 2014-09 was issued, several additional ASUs have been issued to clarify various elements of the guidance. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows. Related disclosures have been expanded in line with the requirements of the standard.

There are no other recently issued accounting pronouncements that the Company has yet to adopt that are expected to have a material effect on its financial position, results of operations, or cash flows.

Critical Accounting Policies

The following are deemed to be the most significant accounting estimates affecting us and our results of operations:

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

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The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Seasonality

We do not expect a lot of seasonality affecting our business. However, December is likely to have somewhat lower sales than other months.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a) (4) (ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

Management’s Report on Internal Control over Financial Reporting

Under the supervision and with the participation of our management, including our President and our Treasurer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the framework stated by the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 Framework.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its evaluation as of December 31, 2019, our management concluded that our internal controls over financial reporting were not effective as of December 31, 2019.

Item 3.	Directors and Officers

Our management consists of:

Name	Age	Title
Christopher Williams	43	President and Chairman

Graham Williams	75	Vice President, Secretary, Treasurer and Director

Greg Roda	59	Director

Christopher Williams – founded CW as a legal entity and has devoted fulltime to it since 2013. From 2011 to 2013 he was general manager of Berryhill Baja Grill in Houston, TX. From 2008 to 2011 he was vice president of Zicix Corporation in Houston, TX. He holds a B.S. from the University of Houston.

Graham Williams – has worked with CW since 2013. Since 2012 he has been president of Tier 3 Capital, private company that provides equipment loans, working capital loans and accounts receivable financing. He holds a B.S. from Bishop’s University Sherbrook, Quebec, Canada.

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Greg Roda – became a director of CW in 2018. He provides consulting and advisory services to us. Since 2013 he has been chief commercial officer of Gevo Inc., a technology company that produces isobutanol from a genetically modified yeast in retro-fitted ethanol plants and is headquartered in Englewood, CO. He holds a B.S. from the University of Michigan and an M.B.A. from the University of Chicago.

Christopher Williams and Graham Williams are related to each other as father and son.

Possible Potential Conflicts

No member of management is contracted by us to work on a full-time basis. Accordingly, certain conflicts of interest may arise between us and our officer(s) and director(s) in that they may have other business interests in the future to which they devote their attention, and they may be expected to continue to do so although management time must also be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgment as is consistent with each officer’s understanding of his/her fiduciary duties to us.

Code of Business Conduct and Ethics

We adopted a Code of Ethics and Business Conduct which is applicable to our future employees and which also includes a Code of Ethics for our chief executive and principal financial officers and any persons performing similar functions. A code of ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct,
●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,
●	compliance with applicable laws, rules and regulations,
●	the prompt reporting violation of the code, and
●	accountability for adherence to the code.

Board of Directors

We currently have three directors, two of whom are not considered independent. Christopher Williams and Graham Williams are related to each other as father and son.

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. Our directors’ terms of office expire on April 30, 2020. All officers are appointed annually by the board of directors and, subject to existing employment agreements (of which there are currently none) and serve at the discretion of the board. Currently, a person serving as a director receives no compensation for serving in the role as a director.

If at any point we have an even number of directors, tie votes on issues are resolved in favor of the chairman’s vote.

Involvement in Certain Legal Proceedings

During the past ten years, no present director, executive officer or person nominated to become a director or an executive officer of CW:

1. had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he/she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he/she was an executive officer at or within two years before the time of such filing;

2. was convicted in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other similar minor offenses);

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3. was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him/her from or otherwise limiting his/her involvement in any of the following activities:

1.	Acting as a futures commission merchant, introducing broker, commodity trading advisor commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

2.	Engaging in any type of business practice; or

3.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws; or

4.	Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of a federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i), above, or to be associated with persons engaged in any such activity; or

5.	Was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and for which the judgment has not been reversed, suspended or vacated.

Committees of the Board of Directors

We currently have no independent directors. Concurrent with having sufficient independent members and resources, if ever, the CW board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage any stock option plan we may establish and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the size of memberships of these committees or when we will have sufficient members to establish committees. See “Executive Compensation” hereinafter.

All directors will be reimbursed by CW for any expenses incurred in attending board meetings provided that CW has the resources to pay these fees. CW will consider applying for liability insurance for officers and directors at such time as it has the resources to do so.

Summary Executive Compensation Table

The following table shows, for the period ended December 31, 2019 compensation awarded to or paid to, or earned by, our two officers.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Christopher Williams	2019	-	-	-	-	-	-	-	-
	2018

Graham Williams	2018	-	-	-	-	-	-	-	-
	2017	-	-	-		-	-	-	-

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(i)	Officers’ compensation for the years ended December 31, 2019 and 2018, amounts to $0 and $0, respectively. Accrued officers’ compensation amounts to $0 as of December 31, 2019 and 2018.

There are currently no formal written employment agreements.

Graham Williams assists Christopher Williams in numerous aspects of the business. His current hours vary but average about 20 hours per week. It is planned that he will devote fulltime to us in mid 2020.

No amounts were accrued for or paid to Graham in 2019 or 2018.

None of our named executive officers received any grants of stock, option awards or other plan-based awards. The Company has never issued these types of awards.

Grants of Plan-Based Awards Table

None of our named executive officers received any grants of stock, option awards or other plan-based awards. The Company has never issued these types of awards.

Options Exercised and Stock Vested Table

None of our named executive officers has ever been granted or exercised any stock options

Outstanding Equity Awards at Fiscal Year-End Table

No equity award arrangements have ever been awarded or granted by the Company.

Item 4.	Security Ownership of Management and Certain Securityholders

As of December, 31, 2019, we had 12,973,500 shares of common stock outstanding which are held by 61 shareholders. The chart below set forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of December 31, 2019; of all directors and executive officers of the Company and of our directors and officers as a group (of which there are currently only three persons).

Title of Class	Name, Title and Address of Beneficial Owner of Shares(a)	Amount of Beneficial Ownership(b)	Percent (c)

Preferred	Christopher Williams	1,000,000	100

Preferred	All Directors and Officers as a group (1 person)	1,000,000	100

Common	Christopher Williams	10,000,000	77.08
	Graham Williams	1,000,000	7.71
	Greg Roda	300,000	2.31

Common	All Directors and Officers as a group three persons)	11,300,000	87.10

a)	The address for purposes of this table is the Company’s mailing address which is 23501 Cinco Ranch Blvd., Ste H120 - #325, Katy, Texas 77494.

b)	Unless otherwise indicated, CW believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by if options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

c)	Christopher Williams and Graham Williams are related to each other as father and son.

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Item 5.	Interest of Management and Others in Certain Transactions

The promoters of CW are Christopher Williams, our CEO and President, and Graham Williams, our Vice President and CFO.

Christopher Williams and Graham Williams are related to each other as father and son.

CW issued 1,000,000 shares of preferred stock to Christopher Williams at the time of incorporation in Wyoming in exchange for the organization efforts and business plan. The preferred stock gives the holder 51% of all shareholder votes, converts share for share into common stock at the option of the holder and receives dividends if any on equal basis with shares of common stock. The holder controls all shareholder votes.

Director Independence; Committees of the Board of Directors

Our Board of Directors is comprised of three individuals. We do not have a majority of independent directors as that term is defined under Rule 4200(a) (15) of the NASDAQ Marketplace Rules, even though that definition does not currently apply to us, because we are not listed on the NASDAQ. We anticipate that if we expand our Board of Directors in the future, that we will seek to include members who are independent. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent, and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors

Our Board of Directors has not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the entire board as a whole. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our Board of Directors as a whole. Further, since our securities are not listed on an exchange, we are not subject to any qualitative requirements mandating the establishment of any particular committees.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our shareholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our shareholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given the nature of our operations and lack of directors and officers insurance coverage, we do not anticipate that any of our shareholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.

None of our directors is an “audit committee financial expert” within the meaning of Item 407(d) (5) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee or Board of Directors who:

a)	understands generally accepted accounting principles and financial statements,

b)	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

12

c)	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

d)	understands internal controls over financial reporting, and

e)	understands audit committee functions.

We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances.

Item 6.	Other Information

No information is required to be disclosed in this report that otherwise would be required to be reported on Form 1-U during the last six months of the fiscal year covered by this Form 1-K.

13

CW PETROLEUM CORP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 7. Financial Statements

14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of CW Petroleum Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CW Petroleum Corp. (the Company) as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continues as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M&K CPAS, PLLC
We have served as the Company’s auditor since 2018.
Houston, TX
April 21, 2020

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

December 31, 2019 and 2018

	2019	2018
ASSETS
Current assets
Cash	$248,475	$180,260
Accounts receivable
Trade, net	177,030	128,155
Inventory	127,607	127,607
Fuel bond	2,000	2,000
Total current assets	555,112	438,022
Property and equipment, net	526,575	308,846
Other assets	3,234	3,234
Total assets	$1,084,921	$750,102
LIABILITES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$175,664	$233,356
Short term notes payable – related party	300,000	295,000
Current maturities of long-term debt	141,852	96,725
Total current liabilities	617,516	625,081
Long-term debt, net	394,668	211,679
Total liabilities	$1,012,184	$836,760
Shareholders’ deficit
Preferred stock –1,000,000 shares authorized, issued and outstanding with a par value of $.0001 per share	100	100
Common stock – 99,000,000 shares authorized, $0.0001 par value 12,973,500 and 11,698,500 issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	1,297	1,170
Stock Payable	300	-
Additional Paid-in capital	404,690	198,567
Accumulated deficit	(333,650)	(286,495)
Total shareholders’ equity (deficit)	72,737	(86,658)
Total liabilities and shareholders’ equity (deficit)	$1,084,921	$750,102

The accompanying notes are an integral part of these financial statements

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Years Ended December 31, 2019 and 2018

	2019	2018
Operations
Revenue
Fuel sales	$6,501,068	$2,073,268
Bonuses and rebates	24,387	129,051
Total revenue	6,525,455	2,202,319
Cost of revenue
Cost of fuel sold	5,253,860	1,648,032
Freight	81,550	-
Transport costs	132,355	35,645
Total cost of revenue	5,467,765	1,683,677
Margin on operations	1,057,690	518,642
Gain on settlement	-	32,318
Operating expenses	(1,047,626)	(747,608)
Earnings (loss) from operations	10,064	(196,648)
Interest expense	55,326	50,238
Loss before income taxes	(45,262)	(246,886)

Income tax provision (recovery)
Current	(1,893)	(1,624)
Deferred	-	-
Total income tax provision (recovery)	(1,893)	(1,624)
Net income (loss)	$(47,155)	$(248,510)

Earnings Per Share
Weighted average shares outstanding	11,959,596	11,528,745
Basic and fully diluted loss per share	$(0.00)	$(0.02)

The accompanying notes are an integral part of these financial statements

F-3

CW PETROLEUM CORP

Consolidated Statements of Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2019 and 2018

	Common Stock		Preferred Stock		Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Total
Balance December 31, 2017	11,475,000	$1,148	1,000,000	$100	$(218)	-	$(37,985)	$(36,955)
Contributed capital	-	-	-	-	140,087	-	-	140,087
Interest imputed on related party borrowings	-	-	-	-	23,600	-	-	23,600
Issuance of common stock for cash	8,500	1	-	-	12,599	-	-	12,600
Shares issued for services	15,000	1	-	-	22,499	-	-	22,500
Founders shares issued for stock payable	200,000	20	-	-	-	-	-	20
Net income (loss) for the year ended December 31, 2018	-	-	-	-	-	-	(248,510)	(248,510)

Balance December 31, 2018	11,698,500	1,170	1,000,000	$100	198,567	-	(286,495)	(86,658)
Shares issued for services	1,275,000	127	-	-	206,123	-	-	206,250
Shares issued for cash	-	-	-	-	-	300	-	300
Net income (loss) for the year ended December 31, 2019	-	-	-	-	-	-	(47,155)	(47,155)

Balance December 31, 2019	12,973,500	$1,297	1,000,000	$100	$404,690	$300	$(333,650)	$72,737

The accompanying notes are an integral part of these financial statements

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(47,155)	$(248,510)
Depreciation	161,898	121,305
Services paid for with common stock	206,250	22,500
Founders shares issued for stock payable	-	20
Imputed Interest	-	23,600
Changes in
Accounts receivable	(48,875)	1,834
Inventory	-	133,213
Prepaid expenses	-	20,147
Accounts payable and accrued expenses	(57,692)	198,138
Other Assets	-	307
Customer deposits		(31,461)
NET CASH PROVIDED BY (USED IN) OPERATIONS	214,426	241,093
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(26,574)	(3,297)
NET CASH (USED IN) INVESTING ACTIVITIES	(26,574)	(3,297)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of stock	300	12,600
Principle payments on related party debt	-	(8,453)
Debt payments	(119,937)	(90,483)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(119,637)	(86,336)
Change in cash and cash equivalents	68,215	151,460
Beginning of year	180,260	28,800
End of year	$248,475	180,260
Supplemental disclosures
Cash paid for income taxes	$-	-
Cash paid for interest	$55,326	50,238
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$348,053	77,215
Property and equipment acquired with related party debt	$5,000	-
Forgiveness of accrued compensation – related party	$-	140,087

The accompanying notes are an integral part of these financial statements

F-5

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CW Petroleum Corp (CW or the Company) was incorporated in the state of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying financial statements have been prepared as if the transaction had occurred on the first day of the first period included in the financial statements, and all operating data represents an ongoing continuation of the Company’s operations.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of December 31, 2019 or 2018.

Accounts Receivable and Allowance for Bad Debt

CW performs ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to most of our customers. Accounts receivable are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all. Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off. CW continuously monitors collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

F-6

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Fair Value of Financial Instruments

Financial instruments include accounts receivable, accounts payable and notes payable and are considered reflected a market value based on the short-term nature of these instruments.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are all five years.

Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Since ASU 2014-09 was issued, several additional ASUs have been issued to clarify various elements of the guidance. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows. Related disclosures have been expanded in line with the requirements of the standard.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the income tax provision in the period that includes the enactment date.

CW must assess the likelihood that its deferred tax assets will be recovered from our future taxable income, and to the extent CW believes that recovery is not likely, CW must establish a valuation allowance against those deferred tax assets. Deferred tax liabilities generally represent items for which CW has already taken a deduction in our income tax return, but we have not yet recognized the items as expenses in our results of operations.

The state of Texas has a franchise tax based on earnings. This tax is considered a local income tax and is expensed in the year incurred.

F-7

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

Accounting Pronouncements Recently Issued and Adopted

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company adopted the standard on January 1, 2019. The Company does not have any long-term lease as of December 31, 2019, as such the adoption of the standard has no impact on the Company’s financial statement and disclosures.

Accounting Pronouncements Recently Issued and Not Yet Adopted

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606 (“ASU 2018-18”). ASU 2018-18 clarifies when certain transactions between collaborative arrangement participants should be accounted for under ASC 606 and incorporates unit-of-account guidance consistent with ASC 606 to aid in this determination. ASU 2018-18 is effective for public companies for annual and interim periods beginning after December 15, 2019, with early adoption permitted. ASU 2018-18 should generally be applied retrospectively to the date of initial application of Topic 606. Management is currently assessing the impact ASU 2018-18 will have on the Company, but it is not expected to have a material impact on the Company’s financial statement disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820) (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements. ASU 2018-13 is effective for public companies for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. Management is currently assessing the impact ASU 2018-13 will have on the Company, but it is not expected to have a material impact on the Company’s financial statement disclosures.

There are no other recently issued accounting pronouncements that the Company has yet to adopt that are expected to have a material effect on its financial position, results of operations, or cash flows.

F-8

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings, financial position or cash flows.

NOTE 2 – Going Concern

As reflected in the accompanying financial statements, the Company had a net loss of $47,155, net cash provided by operations of $214,426 for the period ended December 31, 2019 and has an accumulated deficit of $333,650, as of December 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on Management’s plans which include further implementation of its business plan and continuing to raise funds through debt or equity financings. The Company will likely rely upon related party debt or equity financing in order to ensure the continuing existence of the business.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Accounts Receivable

CW has accounts receivable of $200,148 and $149,504 net of an allowance for bad debt of $23,118 and $21,349, as of December 31, 2019 and 2018, respectively. Accounts receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt:

Description	December 31, 2019	December 31, 2018
Balance as of beginning of period	$21,349	$31,746
Charges to provision for bad debt	1,769	(10,397)
Write-off of uncollectible accounts receivable	-	-
Recoveries of bad debt	-	-
Balance as of end of period	$23,118	$21,349

Note 4 – Inventories

Inventories as of December 31, 2019 and 2018, consists of the following:

Description	December 31, 2019	December 31, 2018
Tank Heel Inventory	$127,607	$127,607
Total	$127,607	$127,607

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

F-9

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Note 5 - Property and Equipment

The amount of property and equipment as of December 31, 2019 and 2018, consist of the following:

Description	December 31, 2019	December 31, 2018
Furniture, fixtures and equipment	$25,222	$25,222
Transportation equipment	993,926	614,299
Total property cost	$1,019,148	$639,521
Accumulated depreciation	492,573	330,675
Property and equipment, net	$526,575	$308,846

For the year ended December 31, 2019 and 2018, CW recorded depreciation expense of $161,898 and $121,305, respectively. We acquired equipment of $379,627 and $80,512 during the year ended December 31, 2019 and 2018 respectively.

NOTE 6 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 8.14% and 6.98% as of December 31, 2019 and 2018, respectively. The terms of these notes range from 36 to 72 months and average 59. In 2019, CW acquired notes of $353,053 for property and equipment and made repayments of $119,937 and acquired notes of $77,215 for property and equipment and made repayments of $90,483 in 2018.

As of December 31, 2019, the aggregate annual maturities of debt are as follows:

Year Ending December 31, 2019	Amount
2020	$141,852
2021	115,591
2022	107,702
2023	76,448
2024	62,234
Thereafter	32,693
Total	$536,520

F-10

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Note 7 – Income Taxes

The income tax provision for the years ended December 31, 2019 and 2018 reflect current tax payments for state franchise taxes which are considered an income tax. There are no provisions or recoveries for current or deferred federal income taxes.

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate is as follows:

Description	2019	2018
Tax provision at federal statutory tax rate	$16,531	$(52,187)
Permanent differences	6,763	5,998
Change in valuation allowance	(23,294)	46,189
Federal income tax provision	$-	$-

The statutory rates noted above were 21% in 2019 and 2018.

The temporary differences which comprise our net deferred tax assets and liabilities as of December 31, 2019 and 2018, are as follows:

Description	2019	2018
Gross Deferred Tax Assets
Cash method of accounting	$7,174	$24,305
Allowance for bad debts	4,855	4,483
Net operating loss carryforward	56,380	50,611
Charitable contribution carryforwards	2,061	1,175
Less: Valuation allowance	-	(55,443)
Gross deferred tax assets, net of valuation allowance	70,470	25,131
Deferred Tax Liabilities
Cash method of accounting	17,875	201
Property and equipment	(88,345)	(25,332)
Total gross deferred tax liabilities	(70,470)	(25,132)
Net deferred tax asset (liability)	$-	$-

As of December 31, 2019, CW has net operating losses (“NOLs”) of approximately $203,548. This NOL expires according to the following table:

Year Ending December 31,	Amount
2037	59,482
2038	144,066
Total	$203,548

F-11

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

CW assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2019, a valuation allowance of $0 has been recorded to recognize the portion of the deferred tax asset that is more likely than not to be realized, which is zero. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as growth projections.

Open tax years that could potentially be examined and changed by the IRS are 2013-2017, 2018 has not yet been filed.

Note 8 – Related Party Transactions

In 2018, the Company issued 200,000 shares to certain founders and were valued at par value of $20. 15,000 were shares were issued as share-based compensation resulting in share-based compensation expense of $22,500.

Short term notes payable includes $300,000 and $295,000 as of December 31, 2019 and 2018, respectively of noninterest-bearing loans from related parties. The $5,000 increases is related to property acquired with related party debt. Interest expense of $23,600 was accrued for the year ended December 31, 2019 and $23,600 was imputed for the year ended December 31, 2018.

The Company leases land for storage of transportation equipment on a month to month lease from its President for $1,500 per month.

Accrued compensation in the amount of $140,087 was forgiven by the shareholders and officers for the year ended December 31, 2018.

Note 9 – Stockholders’ Equity (Deficit)

During the year ended December 31, 2019, the Company issued an aggregate of 1,275,000 shares of common stock for services. These shares were valued at observable market prices for the services rendered. The Company recorded $206,250 in consulting fees for these services. The Company also received $300 for stock payable to a shareholder during the year ended December 31, 2019.

Note 10- Supplemental Cash Flow Disclosures

Supplemental cash flow disclosures for the year ended December 31, 2019 and 2018, are as follows:

Description	2019	2018
Cash payments for
Income taxes	$-	$
Interest	$55,326		$50,238
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$348,053		$77,215
Property and equipment acquired with related party debt	$5,000		$-
Forgiveness of accrued compensation – related party	$-		$140,087

F-12

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Note 11 – Concentrations

Accounts receivable as of December 31, 2019 are concentrated among three customers representing 75%, 14% and 11% of accounts receivable. As of December 31, 2018, three customers make up 72%, 15% and 11% of accounts receivable.

Revenue includes a significant concentration among customers for the year ended December 31, 2019 in which two customers represent 73% and 16% of revenue.

Revenue includes a significant concentration among customers for the year ended December 31, 2018, in which two customers represent 42% and 21% of revenue.

Note 12 – Subsequent Events

Subsequent events have been evaluated through April 21, 2020, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

By:	/S/ Christopher Williams

Date: April 21, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/S/ Christopher Williams

Date: April 21, 2020

14